Exhibit 99.7

Willi-Food Investments Ltd.
Resolution of the Board of Directors

The following resolution was approve by the Board of Directors on October 29, 2015:

To appoint Mr. Gregory Gurtovoy, Co-Chairman of the Board of the Company and Mr. Israel Yossef Schneorson, Vice Chairman of the Board, to execute the SEC Schedule 13d on behalf of the Company, with relation to the change in the ultimate controlling shareholding of the Company.